PJT PARTNERS INC.

280 Park Avenue

New York, NY 10017

September 4, 2014

VIA EDGAR

Re:	Acceleration Request for PJT Partners Inc.

Registration Statement on Form 10

File No. 001-36869

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Christian Windsor, Esq.

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, the undersigned Registrant respectfully requests that the above-referenced Registration Statement be declared effective on September 9, 2015, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

SECURITIES EXCHANGE COMMISSION

Very truly yours,

PJT Partners Inc.

By:	/s/ Michael S. Chae
Michael S. Chae
Chief Financial Officer

cc:	Securities and Exchange Commission

Kevin Vaughn

Svitlana Sweat

William H. Dorton, Esq.

cc:	The Blackstone Group L.P.

John G. Finley, Esq.

cc:	Simpson Thacher & Bartlett LLP

Joshua Ford Bonnie, Esq.